Exhibit 99.1

Pulsenmore Announces Full Year 2025 Financial Results and Webcast

Management to Host Conference Call and Webcast today at 8:30am ET to Discuss Results and Provide Business Update

OMER, Israel, March 30, 2026 /PRNewswire/ – Pulsenmore Ltd. (NASDAQ, TASE: PLSM), a pioneer in home ultrasound technology, today announced financial results for the full year ended December 31, 2025.

Full-Year 2025 Financial Highlights

●	Full year revenue of $12.5 million, representing a 374% increase compared to 2024, including a one-time revenue contribution of $9.6 million related to the GE settlement discussed below.
●	Net loss improved significantly to $5 million, compared to $10 million in 2024.
●	$21.7 million in total liquid assets (including $7 million in cash and cash equivalents) as of December 31, 2025.
●	Recognized approximately $9.6 million in one-time revenue in connection with a settlement agreement with GE Precision Healthcare LLC (GEHC), which resolved all outstanding disputes between the parties and concluded all related proceedings. Approximately $2.2 million was recognized as revenue from the cancellation of orders placed by GEHC for 15,000 units pursuant to the Settlement Agreement and the termination of the Component Agreement.

Operational Highlights

●	Regulatory milestone – U.S.: Secured FDA clearance for remote-use prenatal ultrasound in the United States, establishing the regulatory foundation for entry into the world’s largest prenatal diagnostics market.
●	Regulatory milestone – Europe: Received Medical Device Regulation (MDR) Conformité Européenne (CE) Certification for the Pulsenmore Early-Screening (ES) pregnancy product, authorizing commercial distribution across the European Union for single-fetus pregnancies starting at 14 weeks of gestation.
●	Commercial milestone: Initial U.S. commercial programs validating Pulsenmore ES home-use ultrasound integration with clinical workflows ahead of broader rollout.

“2025 was a transformative year for Pulsenmore as we advanced from regulatory achievement to commercial execution,” said Dr. Elazar Sonnenschein, CEO and Founder of Pulsenmore. “Following our FDA De Novo authorization and Nasdaq listing, we focused on scaling our U.S. infrastructure, expanding clinical partnerships, and strengthening our operational capabilities to support long-term growth.

We are seeing encouraging validation from providers and health systems who recognize the value of remote, clinician-directed ultrasound as part of modern prenatal care. As we enter 2026, our focus remains on accelerating commercial momentum, increasing utilization, strengthening recurring revenue streams while maintaining disciplined investment. We believe the progress achieved in 2025 positions Pulsenmore to execute on a significant market opportunity in remote prenatal diagnostics.”

Financial Highlights for Full Year Ended December 31, 2025

Revenues for the year ended December 31, 2025 were $12.5 million, compared to approximately $2.6 million for the year ended December 31, 2024. Revenues were primarily contributed by a $9.6 million one-time payment related to the GE settlement.

Cost of Revenues was $2.0 million for the year ended December 31, 2025, compared to $1.7 million for the year ended December 31, 2024. The increase primarily reflects higher revenues from both core operations and the one-time settlement, partially offset by improved operational efficiency.

Gross Profit was $10.5 million for the year ended December 31, 2025, compared to gross profit of $0.98 million for the year ended December 31, 2024, reflecting a gross margin of approximately 84% in 2025, up from 37% in 2024.

Operating expenses were $14.4 million for the year ended December 31, 2025, compared to $12.6 million for the year ended December 31, 2024. The increase was primarily driven by investments in scaling U.S. infrastructure, expanding clinical partnerships, and strengthening operational capabilities.

Net loss was $5 million for the year ended December 31, 2025, compared to $10 million for the year ended December 31, 2024, representing a 50% improvement year-over-year.

Total liquid assets as of December 31, 2025 was approximately $21.7 million.

Webcast Details

Pulsenmore will host a webcast to review the full year 2025 results today on March 30th at 8:30 am Eastern Time / 3:30 p.m. Israel Time.

Webcast: https://teams.microsoft.com/meet/3845461353556?p=fcIpXc4mErwEAqo3Ir

Replay: The meeting will be recorded, and the recording will be made available following the meeting on the Company’s Investor Relations website at: https://pulsenmore.com/investor_relations

A copy of Pulsenmore’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Pulsenmore’s investor relations website at https://pulsenmore.com/investor_relations/. Pulsenmore will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at msegal@ms-ir.com.

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through the development of home-use ultrasound technology that connect mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to Pulsenmore’s continued commercial momentum, clinician adoption expansion, strengthening its presence in the U.S. market following its Nasdaq listing and FDA De Novo authorization, accelerating commercial momentum, increasing utilization, strengthening recurring revenue streams while maintaining disciplined investment and its belief that the progress achieved in 2025 positions it to execute on a significant market opportunity in remote prenatal diagnostics. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and in subsequent filings with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2024	2025	2025
	NIS in thousands		USD in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	41,170	21,604	6,773
Short-term bank deposits	62,853	47,531	14,900
Restricted deposits	140	140	44
Trade receivables	3,909	4,144	1,300
Other receivables	1,237	1,391	436
Inventory – current portion	23,092	6,593	2,067
Total current assets	132,401	81,403	25,520

NON-CURRENT ASSETS
Inventory – non-current portion	-	13,337	4,181
Right-of-use assets	1,780	1,285	403
Property and equipment, net	7,645	5,822	1,825
Total non-current assets	9,425	20,444	6,409
Total assets	141,826	101,847	31,929

Liabilities and equity
CURRENT LIABILITIES
Trade payables	2,359	1,980	621
Other payables and accruals	3,780	4,407	1,382
Contract liabilities	5,133	938	294
Share-based compensation liability	1,458	276	87
Current maturities of liability for royalties to the Israel Innovation Authority	532	1,705	534
Current maturities of lease liabilities	999	1,023	321
Total current liabilities	14,261	10,329	3,239

NON-CURRENT LIABILITIES
Contract liabilities	22,897	-	-
Share-based compensation liability, net of current maturities	164	-	-
Liability for royalties to the Israel Innovation Authority, net of current maturities	6,497	7,886	2,472
Lease liabilities, net of current maturities	1,120	542	170
Total non-current liabilities	30,678	8,428	2,642
Total liabilities	44,939	18,757	5,881

EQUITY
Ordinary shares	2	2	1
Share premium	253,205	256,137	80,294
Capital reserve	10,968	10,092	3,164
Accumulated deficit	(167,288)	(183,141)	(57,411)
Total equity	96,887	83,090	26,048
Total liabilities and equity	141,826	101,847	31,929

All share and per share amounts have been retroactively adjusted to reflect a 1-for-8 reverse share split as discussed in Note 1(b)

The accompanying notes are an integral part of the consolidated financial statements.

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	December 31,
	2024	2025	2025
	NIS in thousands		USD in thousands
Revenues	9,661	9,484	2,973
Revenues from settlement agreement with GEHC (*)	-	30,540	9,574
Total revenues	9,661	40,024	12,547
Cost of revenues	6,084	6,342	1,988
Gross profit	3,577	33,682	10,559

Research and development expenses, net	20,130	17,350	5,439
Sales and marketing expenses	10,318	11,815	3,704
General and administrative expenses	15,344	16,681	5,230
Operating loss	42,215	12,164	3,814

Financial expenses	540	7,225	2,265
Financial income	(5,963)	(3,537)	(1,109)
Financial expenses (income), net	(5,423)	3,688	1,156

Loss before income tax	36,792	15,852	4,970

Provision (benefit) for income tax	(56)	1	**

Net loss and comprehensive loss	36,736	15,853	4,970

Loss per ordinary share – basic and diluted	5.76	2.46	0.77

* Including an amount of NIS 7.1 million (approximately $2.2 million) was recognized as revenues from the (1) cancellation of orders placed by GEHC to the Company for 15,000 units Pursuant to the Settlement Agreement and (2) due to the termination of the Component Agreement.

** Less than $1 thousand